Supplement dated September 8, 2022
to the current Prospectus and Statement of Additional Information (“SAI”)
of Evanston Alternative Opportunities Fund (“Fund”)

The Securities and Exchange Commission adopted Rule 2a-5 under the Investment Company Act of 1940 (“Rule 2a-5”), which establishes an updated regulatory framework for registered investment companies’ valuation practices and allows the board of trustees of a registered investment company to designate the fund’s investment adviser as the “valuation designee” to provide the day-to-day fair valuation and pricing responsibilities for a fund.

The board of trustees of the Fund (the “Board”) has designated Evanston Capital Management, LLC (the “Adviser”) as the valuation designee pursuant to Rule 2a-5, effective as of September 8, 2022 (“Compliance Date”).  Concurrently with the designation of the Adviser as the valuation designee, the Fund’s Valuation Committee is dissolved.

Beginning on the Compliance Date, the value of securities and other assets and liabilities held by the Fund will be determined by the Adviser, as the valuation designee, pursuant to its valuation policies and procedures with respect to the Fund, which have been approved by the Board. The Board oversees the valuation designee and at least annually will review its valuation policies and procedures with respect to the Fund.

Accordingly, effective on the Compliance Date, all references to the Fund’s Valuation Committee and the Fund’s valuation procedures are removed from the Fund’s currently effective Prospectus and SAI and are to be read to refer to the Adviser’s Valuation Committee and the Adviser’s valuation procedures with respect to the Fund that have been approved by the Board.